UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                         MONEYGRAM PAYMENT SYSTEMS, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   608910-10-5
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Bruce Berkowitz
                             100 Jericho Quadrangle
                                    Suite 212
                             Jericho, New York 11753
                                 (212) 319-4100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
       -------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 22, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D

CUSIP NO.       608910-10-5                       PAGE    2    OF     5    PAGES
           -------------------------                   -------     -------

================================================================================
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person     Joel M. Greenblatt
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2   Check the Appropriate Box if a Member of a Group*              (a) |_|
                                                                   (b) |X|
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3   SEC Use Only

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4   Source of Funds*         AF

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                            |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                      USA

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  Number of                   7     Sole Voting Power                  0
  Shares                      __________________________________________________
  Beneficially                8     Shared Voting Power                0
  Owned by                    __________________________________________________
  Each                        9     Sole Dispositive Power             0
  Reporting                   __________________________________________________
  Person With                 10  Shared Dispositive Power             0

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       0

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |_|

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                 0

--------------------------------------------------------------------------------
14  Type of Reporting Person*               IN

================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

CUSIP NO.       608910-10-5                       PAGE    3    OF     5    PAGES
           -------------------------                   -------     -------

================================================================================
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person          Daniel L. Nir
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*              (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*                AF

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                            |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                      USA

--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                  0
  Shares                      __________________________________________________
  Beneficially                8     Shared Voting Power                0
  Owned by                    __________________________________________________
  Each                        9     Sole Dispositive Power             0
  Reporting                   __________________________________________________
  Person With                 10  Shared Dispositive Power             0

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       0
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |_|

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                 0
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                 IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






CUSIP NO. 608910-10-5                                  PAGE   4   OF   5   PAGES
                                                             -----    -----

         THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D FILED ON BEHALF OF THE REPORTING PERSONS ON APRIL 14, 199 AND PREVIOUSLY AMENDED BY AMENDMENT NO. 1 FILED OCTOBER 3, 1997. ITEM 5 AND ITEM 7 OF SAID 13D ARE MODIFIED AS SET FORTH HEREIN. UNLESS OTHERWISE DEFINED BELOW, ALL CAPITALIZED TERMS USED HEREIN SHALL HAVE THE MEANING ASCRIBED TO THEM IN SAID SCHEDULE 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As a result of dispositions of stock on October 22, 1997, the beneficial ownership by each of Joel M. Greenblatt and Daniel L. Nir of Common Stock of the Issuer has been reduced to 0.

         (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons are as follows (all such transactions were open market sales):


           Date         No. of Shares       Price per Share           Total
           ----         -------------       ---------------           -----

          9/26/97         (100,000)             18.125            ($1,812,500)
          9/29/97         (130,000)             18.024            ($2,343,120)
          9/30/97         (368,500)             18.000            ($6,633,000)
         10/22/97        (1,017,000)            15.0025         ($15,257,542.50)


         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.   Agreement of Joint Filing --   Incorporated  by  reference
                                                     to  Exhibit A  attached  to
                                                     the Schedule 13D filed with
                                                     the Securities and Exchange
                                                     Commission   on  April  11,
                                                     1991.







CUSIP NO. 608910-10-5                                  PAGE   5   OF   5   PAGES
                                                            -----    -----

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            /s/ Joel M. Greenblatt
                                            ------------------------
                                            Joel M. Greenblatt


                                            /s/ Daniel L. Nir
                                            ------------------------
                                            Daniel L. Nir

Date: October 23, 1997